CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Capped Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Notes due December 27, 2017	$467,000	$47.03

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 2628B

Registration Statement No. 333-206013

Filed Pursuant to Rule 424(b)(2)

Deutsche Bank AG

$467,000
Capped Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Notes due December 27, 2017

The notes do not pay interest or dividends and do not guarantee any return of your investment. The amount that you will be paid on your notes on the stated maturity date (December 27, 2017) is based on the performance of the iShares® MSCI Emerging Markets ETF (the “Underlier”) as measured from the trade date (January 21, 2016) to and including the determination date (December 21, 2017). If the final underlier level on the determination date is greater than the initial underlier level of $28.36, the return on your notes will be positive, subject to the maximum settlement amount of $1,331.20 for each $1,000 face amount of notes. If the final underlier level is equal to the initial underlier level or declines by up to 15.00% from the initial underlier level, you will receive the face amount of notes. If the final underlier level declines by more than 15.00% from the initial underlier level, the return on your notes will be negative. In this circumstance, you will lose some or all of your investment in the notes. Any payment on the notes is subject to the credit of the Issuer.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of notes, you will receive an amount in cash equal to:

•	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.60 times (c) the underlier return, subject to the maximum settlement amount;

•	if the underlier return is zero or negative but not below -15.00% (the final underlier level is equal to or less than the initial underlier level but not by more than 15.00%), $1,000; or

•	if the underlier return is negative and is below -15.00% (the final underlier level is less than the initial underlier level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.17647 times (c) the sum of the underlier return plus 15.00%. In this circumstance, you will receive less than $1,000 and you will lose some or all of your investment in the notes.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” beginning on page 7 of the accompanying product supplement, page PS-5 of the accompanying prospectus supplement, page 2 of the accompanying prospectus addendum and page 12 of the accompanying prospectus and “Selected Risk Considerations” beginning on page PS- 11 of this pricing supplement.

The Issuer’s estimated value of the notes on the trade date is $992.20 per $1,000 face amount of notes, which is less than the original issue price. Please see “Issuer’s Estimated Value of the Notes” on page PS-2 of this pricing supplement for additional information.

You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

Original issue date:	January 28, 2016	Original issue price:	100.00% of the face amount
Underwriting discount:	0.00% of the face amount	Net proceeds to the Issuer:	100.00% of the face amount

The agent for this offering is Deutsche Bank Securities Inc. (“DBSI”), an affiliate of ours. DBSI will sell all of the notes that it purchases from us to an unaffiliated dealer at the original issue price of 100.00%, or $1,000 face amount of notes. Such dealer will sell the notes to investors at the same price without a discount or commission. Investors that purchase and hold the notes in fee-based advisory accounts may be charged fees based on the amount of assets held in those accounts, including the notes. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

By acquiring the notes, you will be bound by, and deemed irrevocably to consent to, the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures and Deemed Agreement” on page PS-3 of this pricing supplement for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, prospectus supplement, prospectus addendum or prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

The original issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive, zero or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

January 21, 2016

ISSUER’S ESTIMATED VALUE OF THE NOTES

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes. The difference between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Original Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

RESOLUTION MEASURES AND DEEMED AGREEMENT

On May 15, 2014, the European Parliament and the Council of the European Union adopted a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to a single European resolution authority which works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities under a European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (“SRM Regulation”). Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes may be subject to any Resolution Measure (as defined below) by our competent resolution authority if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the notes, you will be bound by and deemed irrevocably to consent to the provisions set forth in the accompanying prospectus addendum, which we have summarized below.

By acquiring the notes, you will be bound by and will be deemed irrevocably to consent to the imposition of any Resolution Measure by our competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the notes may be subject to the powers exercised by our competent resolution authority to: (i) write down, including to zero, any payment (or delivery obligations) on the notes; (ii) convert the notes into ordinary shares of (a) the issuer, (b) any group entity or (c) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; and/or (iii) apply any other resolution measure including, but not limited to, any transfer of the notes to another entity, the amendment, modification or variation of the terms and conditions of the notes or the cancellation of the notes. We refer to each of these measures as a “Resolution Measure.” A “group entity” refers to an entity that is included in the corporate group subject to a Resolution Measure. A “bridge bank” refers to a newly chartered German bank that would receive some or all of our assets, liabilities and material contracts, including those attributable to our branches and subsidiaries, in a resolution proceeding.

Furthermore, by acquiring the notes, you:

•	are deemed irrevocably to have agreed, and you will agree: (i) to be bound by, to acknowledge and to accept any Resolution Measure and any amendment, modification or variation of the terms and conditions of the notes to give effect to any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture dated November 22, 2006 among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purpose of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent, the issuing agent and the registrar (each, an “agent”) for, agree not to initiate a suit against the trustee and the relevant agent in respect of, and agree that neither the trustee nor the relevant agent will be liable for, any action that the trustee or the relevant agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes; and

•	will be deemed irrevocably to have: (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the notes; (ii) authorized, directed and requested The Depository Trust Company (“DTC”) and any participant in DTC or other intermediary through which you hold such notes to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the notes as it may be imposed, without any further action or direction on your part or on the part of the trustee or the relevant agent; and (iii) acknowledged and accepted that the Resolution Measure provisions described herein and in the “Resolution Measure” section of the accompanying prospectus addendum are exhaustive on the matters described herein and therein to the exclusion of any other agreements, arrangements or understandings between you and the issuer relating to the terms and conditions of the notes.

This is only a summary, for more information please see the accompanying prospectus addendum dated January 1, 2016.

SUMMARY INFORMATION

You should read this pricing supplement together with underlying supplement No. 1 dated August 17, 2015, product supplement B dated July 31, 2015, the prospectus supplement dated July 31, 2015 relating to our Series A global notes of which these notes are a part, the prospectus addendum dated January 1, 2016 and the prospectus dated July 31, 2015. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated August 17, 2015: http://www.sec.gov/Archives/edgar/data/1159508/000095010315006546/crt_dp58829-424b2.pdf

•	Product supplement B dated July 31, 2015: http://www.sec.gov/Archives/edgar/data/1159508/000095010315006059/crt_dp58181-424b2.pdf

•	Prospectus supplement dated July 31, 2015: http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

•	Prospectus addendum dated January 1, 2016: http://www.sec.gov/Archives/edgar/data/1159508/000095010316009887/crt-dp62226_424b3.pdf

•	Prospectus dated July 31, 2015: http://www.sec.gov/Archives/edgar/data/1159508/000119312515273165/d40464d424b2.htm

Capitalized terms used but not defined in this pricing supplement have the meanings assigned to them in the accompanying product supplement, prospectus supplement, prospectus addendum and prospectus. All references to “Cash Settlement Amount,” “Determination Date,” “Final Underlier Level,” “Initial Underlier Level,” “Stated Maturity Date” and “Underlier Return” in this pricing supplement shall be deemed to refer to “Payment at Maturity,” “Final Valuation Date,” “Final Level,” “Initial Level,” “Maturity Date” and “Underlying Return,” respectively, as used in the accompanying product supplement. All references to “Underlier” shall be deemed to refer to “Underlying” or “Fund” as used in the accompanying product supplement.

If the terms described in this pricing supplement are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus addendum or prospectus, the terms described in this pricing supplement shall control.

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches. This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, prospectus supplement, prospectus addendum and prospectus, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

KEY TERMS

Issuer: Deutsche Bank AG, London Branch

Underlier: iShares® MSCI Emerging Markets ETF (Ticker: EEM UP)

Tracked Index: MSCI Emerging Markets IndexSM

Specified Currency: U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $467,000 in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date of this pricing supplement.

Original Issue Price: 100.00% of the Face Amount

Purchase at amount other than the Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Also, the Buffer Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the Face Amount. Additionally, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Selected Risk Considerations — If You Purchase Your Notes at a Premium to the Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-18 of this pricing supplement.

Cash Settlement Amount (on the Stated Maturity Date): For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

•	if the Final Underlier Level is greater than or equal to the Cap Level, the Maximum Settlement Amount;

•	if the Final Underlier Level is greater than the Initial Underlier Level but less than the Cap Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Upside Participation Rate times (c) the Underlier Return;

•	if the Final Underlier Level is equal to or less than the Initial Underlier Level but greater than or equal to the Buffer Level, $1,000; or

•	if the Final Underlier Level is less than the Buffer Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Buffer Rate times (c) the sum of the Underlier Return and the Buffer Amount.

You will lose some or all of your investment at maturity if the Final Underlier Level is less than the Buffer Level. Any Cash Settlement Amount is subject to the credit of the Issuer.

Initial Underlier Level: $28.36

Final Underlier Level: The Closing Level of the Underlier on the Determination Date

Underlier Return: The percentage increase or decrease in the Final Underlier Level from the Initial Underlier Level, calculated as follows:

Final Underlier Level – Initial Underlier Level

Initial Underlier Level

Upside Participation Rate: 160.00%

Cap Level: 120.70% of the Initial Underlier Level

Maximum Settlement Amount: $1,331.20

Buffer Level: 85.00% of the Initial Underlier Level

Buffer Amount: 15.00%

Buffer Rate: The quotient of the Initial Underlier Level divided by the Buffer Level, which equals approximately 117.647%

Trade Date: January 21, 2016

Original Issue Date: January 28, 2016

Determination Date: December 21, 2017, subject to adjustment as described in the accompanying product supplement on page 33 under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”

Stated Maturity Date: December 27, 2017, subject to adjustment as described in the accompanying product supplement on page 33 under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”

No Interest or Dividends: The notes do not pay interest or dividends.

No Listing: The notes will not be listed on any securities exchange.

No Redemption: The notes will not be subject to any redemption right or price dependent redemption right.

Closing Level: The Closing Price of one share of the Underlier on the relevant date of calculation, multiplied by the then-current Share Adjustment Factor, as determined by the Calculation Agent.

Closing Price: As described under “Description of Securities — Certain Defined Terms” on page 24 of the accompanying product supplement

Share Adjustment Factor: As described under “Description of Securities — Certain Defined Terms” on page 24 of the accompanying product supplement and subject to adjustments in the case of certain events as described under “Description of Securities — Anti-Dilution Adjustments for Funds” in the accompanying product supplement

Business Day: As described under “Description of Securities — Certain Defined Terms” on page 24 of the accompanying product supplement

Trading Day: As described under “Description of Securities — Certain Defined Terms” on page 24 of the accompanying product supplement

Use of Proceeds and Hedging: As described under “Use of Proceeds; Hedging” on page 67 of the accompanying product supplement

Tax Consequences: In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity or other taxable disposition of your notes and (ii) subject to the potential application of the “constructive ownership” regime discussed below, the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

Even if the treatment of the notes as prepaid financial contracts is respected, purchasing a note could be treated as entering into a “constructive ownership transaction” within the meaning of Section 1260 of the Internal Revenue Code (“Section 1260”). In that case, all or a portion of any long-term capital gain you would otherwise recognize upon the taxable disposition of the note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” as defined in Section 1260. Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the note, and you would be subject to a notional interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of direct legal authority, our special tax counsel is unable to opine as to whether or how Section 1260 applies to the notes.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Withholding under legislation commonly referred to as “FATCA” might (if the notes were recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes. Notwithstanding anything to the contrary in the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as interest) of a taxable disposition, including redemption at maturity, of the notes. You should consult your tax adviser regarding the potential application of FATCA to the notes.

Non-U.S. holders should note that, notwithstanding anything to the contrary in the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the notes.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

ERISA: As described under “Benefit Plan Investor Considerations” on page PS-46 of the accompanying prospectus supplement

Supplemental Plan of Distribution: As described under “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-21 in this pricing supplement and “Plan of Distribution (Conflicts of Interest)” on page 68 of the accompanying product supplement

Calculation Agent: Deutsche Bank AG, London Branch

CUSIP No.: 25152RYW7

ISIN No.: US25152RYW77

Not FDIC Insured: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical Closing Levels of the Underlier on the Determination Date could have on the Cash Settlement Amount, assuming all other variables remain constant.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; no one can predict what the price of the Underlier will be on any day throughout the term of the notes, and no one can predict what the Final Underlier Level will be on the Determination Date. The Underlier has been highly volatile in the past — meaning that the price of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the Trade Date at the Face Amount and held to the Stated Maturity Date. The value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount	$1,000
Upside Participation Rate	160.00%
Cap Level	120.70% of the Initial Underlier Level
Maximum Settlement Amount	$1,331.20
Buffer Level	85.00% of the Initial Underlier Level
Buffer Rate	Approximately 117.647%
Buffer Amount	15.00%

Neither a market disruption event nor a non-Trading Day occurs on the Determination Date

No discontinuation of the Underlier or its Tracked Index

Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date

For these reasons, the actual performance of the Underlier over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below and/or the historical closing prices of the Underlier shown elsewhere in this pricing supplement. For information about the historical closing prices of the Underlier during recent periods, see “The Underlier — Historical Information” below.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level), and are expressed as percentages of the Face Amount of notes (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical Cash Settlement Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding Face Amount of notes on the Stated Maturity Date would equal 100.00% of the Face Amount of notes, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) and the assumptions noted above. Please note that the hypothetical examples shown below do not take into account the effects of applicable taxes. The numbers appearing in the table, paragraphs and chart below may have been rounded for ease of analysis.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
200.00%	133.12%
175.00%	133.12%
150.00%	133.12%
125.00%	133.12%
120.70%	133.12%
120.00%	132.00%
115.00%	124.00%
110.00%	116.00%
105.00%	108.00%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
85.00%	100.00%
80.00%	94.12%
75.00%	88.24%
50.00%	58.82%
25.00%	29.41%
0.00%	0.00%

If, for example, the Final Underlier Level were determined to be 25.00% of the Initial Underlier Level, the Cash Settlement Amount would be approximately 29.41% of the Face Amount of notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose approximately 70.59% of your investment.

If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

If the Final Underlier Level were determined to be 150.00% of the Initial Underlier Level, the Cash Settlement Amount would be capped at the Maximum Settlement Amount (expressed as a percentage of the Face Amount), or 133.12% of each $1,000 Face Amount of notes, as shown in the table above. As a result, if you purchased the notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would not benefit from any increase in the Final Underlier Level above the Cap Level of 120.70% of the Initial Underlier Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of notes), if the Final Underlier Level (expressed as a percentage of the Initial Underlier Level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of less than the Buffer Level of 85.00% (the section left of the 85.00% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.00% of the Face Amount of notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of greater than 120.70% (the section right of the Cap Level of 120.70% marker on the horizontal axis) would result in a capped return on your investment.

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on hypothetical Final Underlier Levels and, therefore, on hypothetical market prices for the component securities held by the Underlier that may not be achieved on the Determination Date, and on assumptions that may prove to be erroneous. The actual market value of your notes on the Stated Maturity Date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amount shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. The hypothetical Cash Settlement Amount in the examples above assume you purchased your notes at their Face Amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive, zero or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the Face Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Considerations — Many Economic and Market Factors Will Impact the Value of the Notes” in this pricing supplement.

We cannot predict the actual Final Underlier Level or what the market value of the notes will be on any particular Trading Day, nor can we predict the relationship between the prices of the Underlier and the market value of your notes at any time prior to the Stated Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the notes will depend on the actual Final Underlier Level determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the Stated Maturity Date may be very different from the information reflected in the table and chart above.

SELECTED RISK CONSIDERATIONS

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlier or any of the component securities held by the Underlier. In addition to these selected risk considerations, you should review the “Risk Factors” sections of the accompanying product supplement, prospectus supplement, prospectus addendum and prospectus.

You May Lose Some or All of Your Investment in the Notes

The notes do not pay interest or dividends and do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlier and will depend on whether, and the extent to which, the Underlier Return is positive, zero or negative. Your investment will be exposed on a leveraged basis of 1.00% times the Buffer Rate for every 1.00% by which the Final Underlier Level is less than the Initial Underlier Level by an amount greater than the Buffer Amount. If the Final Underlier Level is less than the Initial Underlier Level by an amount greater than the Buffer Amount, you will lose some or all of your investment in the notes.

Your Maximum Payment on the Notes Is Limited to the Maximum Settlement Amount

As a holder of the notes, you will not benefit from any increase in the price of the Underlier beyond the Cap Level. Consequently, your Cash Settlement Amount will be limited to the Maximum Settlement Amount for each $1,000 Face Amount of notes you hold, regardless of any further increase in the price of the Underlier, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the component securities held by the Underlier.

No Interest or Dividend Payments or Voting Rights

As a holder of the notes, you will not receive interest payments. As a result, even if the Cash Settlement Amount for your notes exceeds the Face Amount, the overall return you earn on your notes may be less than you would have earned by investing in a non-fund-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component securities held by the Underlier or holders of shares of the Underlier would have.

The Notes Are Subject to the Credit of Deutsche Bank AG

The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its payment obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

The Notes May Be Written Down, Be Converted Into Ordinary Shares or Other Instruments of Ownership or Become Subject to Other Resolution Measures. You May Lose Some or All of Your Investment If Any Such Measure Becomes Applicable to Us

On May 15, 2014, the European Parliament and the Council of the European Union adopted the Bank Recovery and Resolution Directive establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany adopted the Resolution Act, which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to a single European resolution authority which works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities under the SRM Regulation. Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes are subject to the powers exercised by the competent resolution authority to impose a Resolution Measure on us, which may include: writing down, including to zero, any claim for payment on the notes; converting the notes into ordinary shares of (i) the issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; or applying any other resolution measure including, but not limited to, transferring the notes to another entity, amending, modifying or varying the terms and conditions of the notes or cancelling of the notes. The competent resolution authority may apply Resolution Measures individually or in any combination.

The German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”) provides that, among the unsecured unsubordinated obligations of the issuer, those obligations that are excluded from the statutory definition of “debt instruments” under the Resolution Mechanism Act would be satisfied first in a German insolvency proceeding with respect to the issuer. This prioritization would also be given effect in a resolution proceeding with respect to the issuer, so that obligations excluded from the statutory definition of “debt instruments” would be written down or converted into common equity tier 1 instruments only after eligible liabilities that are debt instruments have been written down or so converted. Among those unsecured unsubordinated obligations that fall outside the statutory definition of “debt instruments” and would be satisfied first under the Resolution Mechanism Act are senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priorities would apply to resolution and German insolvency proceedings commenced on or after January 1, 2017 with retroactive effect for outstanding debt instruments of the issuer. In a resolution or German insolvency proceeding with respect to the issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “Structured Debt Securities,” and which do not, referred to herein as the “Non-Structured Debt Securities.” We expect the securities offered herein to be classified as Structured Debt Securities, but the competent regulatory authority or court may classify the securities differently. In a resolution or German insolvency proceeding with respect to the issuer, the Structured Debt Securities are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities as described above. Nevertheless, you may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Indenture or for the purpose of, but only to the fullest extent permitted by, the Trust Indenture Act. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act, any and all claims against the trustee and the relevant agents for, agree not to initiate a suit against the trustee and the relevant agents in respect of, and agree that neither the trustee nor the relevant agents will be liable for, any action that the trustee or the relevant agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

The Issuer’s Estimated Value of the Notes on the Trade Date Is Less Than the Original Issue Price of the Notes

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes. The difference between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Original Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

If the Price of the Underlier Changes, the Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the price of the Underlier. Changes in the price of the Underlier may not result in comparable changes in the value of your notes.

The Policies of the Investment Advisor to the Underlier and Changes that Affect the Underlier or Its Tracked Index Could Adversely Affect the Value of Your Notes

The policies of the investment advisor to the Underlier (the “Underlier Advisor”) concerning the calculation of the Underlier’s net asset value (“NAV”), additions, deletions or substitutions of securities or other assets or financial measures underlying the Underlier, substitution of its Tracked Index and the manner in which changes affecting how the Tracked Index are reflected in the Underlier could adversely affect the price of the Underlier and, therefore, the value of, and return on, your notes. The value of, and return on, your notes could also be adversely affected if the Underlier Advisor changes these policies, for example, by changing the manner in which it calculates the Underlier’s NAV, or if the Underlier Advisor discontinues or suspends calculation or publication of the Underlier’s NAV, in which case it may become difficult to determine the value of the notes. If events such as these occur or if the Closing Level of the Underlier is not available on the Determination Date because of a market disruption event or for any other reason, the Calculation Agent may determine the Closing Level of the Underlier on the Determination Date and the Cash Settlement Amount in a manner it considers appropriate in its sole discretion.

The Performance of the Underlier, Particularly During Periods of Market Volatility, May Not Match the Performance of Its Tracked Index or Its Net Asset Value per Share

The performance of the Underlier may not match the performance of its Tracked Index due to a number of factors. For instance, the Underlier may not hold all or substantially all of the securities included in its Tracked Index and the Underlier Advisor may invest a portion of the Underlier’s assets in securities not included in its Tracked Index. Therefore, the performance of the Underlier is generally linked, in part, to assets other than the securities included in its Tracked Index. Additionally, the performance of the Underlier will reflect transaction costs and fees that are not included in the calculation of its Tracked Index.

In addition, because the shares of the Underlier are traded on a securities exchange and are subject to supply and demand, the performance of one share of the Underlier may differ from the performance of its Tracked Index or its NAV per share. Furthermore, during periods of market volatility, securities or other assets held by the Underlier may be unavailable in the secondary market due to reduced liquidity or suspensions or limitations of trading, making it difficult for market participants to accurately calculate the NAV per share of the Underlier and/or create, redeem or hedge shares of the Underlier. In such circumstances, the prices at which market participants are willing to buy and sell shares of the Underlier may be significantly lower than its NAV and the liquidity of the shares of the Underlier may be materially and adversely affected. Consequently, the performance of the Underlier may deviate significantly from the performance of its Tracked Index or its NAV per share. These circumstances may or may not constitute market disruption events and, in either case, your return on the notes may be determined based on the price of the Underlier when it deviates significantly from the performance of the Tracked Index or its NAV per share. If this occurs, the value of, and your return on, the notes may be materially and adversely affected.

The Notes Are Subject to Currency Exchange Rate Risk

Because the Underlier invests in stocks denominated in foreign currencies but its shares are denominated in U.S. dollars, changes in currency exchange rates may negatively impact the Underlier’s return. Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rates;

•	political, civil or military unrest;

•	the balance of payments between the countries represented in the Underlier and the U.S.; and

•	the extent of governmental surpluses or deficits in the countries represented in the Underlier and the U.S.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Underlier, the U.S. and other countries important to international trade and finance. An investor’s net exposure to currency exchange rate risk will depend on the extent to which the currencies represented in the Underlier strengthen or weaken against the U.S. dollar and the relative weight of each currency represented in the Underlier. If, taking into account such weighting, the U.S. dollar strengthens against the component currencies as a whole, the price of the Underlier will be adversely affected and the value of the notes may be reduced. Additionally, the volatility and/or the correlation (including the direction and the extent of such correlation) of the exchange rates between the U.S. dollar and the currencies represented in the Underlier could affect the value of the notes.

There Are Risks Associated with Investments in Notes Linked to the Values of Equity Securities Issued by Non-U.S. Companies

The Underlier holds component securities that are issued by companies incorporated outside of the U.S. Because the component securities also trade outside the U.S., the notes are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be less liquid and more volatile than U.S. securities markets and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the price of the Underlier and the value of your notes. Furthermore, there are risks associated with investments in securities linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S.-reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S.

companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Notes Are Subject to Emerging Markets Risk

The value of the notes is subject to the political and economic risks of emerging market countries by linking to the performance of the Underlier. The stocks held by the Underlier include stocks of companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could adversely affect the value of, and your return on, the notes.

The Anti-Dilution Protection is Limited, and the Calculation Agent May Make Adjustments in Addition to, or that Differ from, those set forth in the Accompanying Product Supplement

The Calculation Agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlier. The Calculation Agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlier. If such an event occurs that does not require the Calculation Agent to make an adjustment, the value of the notes may be materially and adversely affected. In addition, you should be aware that the Calculation Agent may, at its sole discretion, make adjustments to the Share Adjustment Factor or any other terms of the notes that are in addition to, or that differ from, those described in the accompanying product supplement to reflect changes occurring in relation to the Underlier in circumstances where the Calculation Agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments described in the accompanying product supplement may be materially adverse to investors in the notes. You should read “Description of Securities — Anti-Dilution Adjustments for Funds” in the accompanying product supplement in order to understand the adjustments that may be made to the notes.

There Is No Affiliation Between the Underlier or the Underlying Stock Issuers and Us and We Have Not Participated in the Preparation of, or Verified, Any Disclosure by the Underlying Stock Issuers

We are not affiliated with the Underlier or the issuers of the stocks held by the Underlier or underlying the Tracked Index (such stocks, “Underlying Stocks,” and the issuers of Underlying Stocks, “Underlying Stock Issuers”). However, we or our affiliates may currently or from time to time in the future engage in business with the Underlying Stock Issuers, including extending loans to, making equity investments in, or providing advisory services (including merger and acquisition advisory services) to, such Underlying Stock Issuers. In the course of this business, we or our affiliates may acquire non-public information about the Underlying Stock Issuers and we will not disclose any such information to you. Nevertheless, neither we nor our affiliates have participated in the preparation of, or verified, any information about the Underlying Stocks or any of the Underlying Stock Issuers. You, as an investor in the notes, should make your own investigation into the Underlying Stocks and the Underlying Stock Issuers. Neither the Underlier nor any of the Underlying Stock Issuers is involved in this offering in any way and none of them has any obligation of any sort with respect to your notes. The Underlier has no obligation to take your interests into consideration for any reason, including when taking any actions that would require the Calculation Agent to adjust the Share Adjustment Factor, which may adversely affect the value of your notes.

Past Performance of the Underlier Is No Guide to Future Performance

The actual performance of the Underlier over the term of the notes may bear little relation to the historical closing prices of the Underlier and/or the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlier or whether the performance of the Underlier will result in the return of any of your investment.

Assuming No Changes in Market Conditions and Other Relevant Factors, the Price You May Receive for Your Notes in Secondary Market Transactions Would Generally Be Lower Than Both the Original Issue Price and the Issuer’s Estimated Value of the Notes on the Trade Date

While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Stated Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The Notes Will Not Be Listed and There Will Likely Be Limited Liquidity

The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Furthermore, if you acquire notes in the secondary market at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, the amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you paid for your notes, and your return on the notes will therefore be affected by, among other factors, the issue price you paid for your notes. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the Underlier has increased since the Trade Date.

Many Economic and Market Factors Will Impact the Value of the Notes

While we expect that, generally, the price of the Underlier on any day will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlier;

•	the time remaining to the maturity of the notes;

•	the market prices and dividend rates of the Underlier and of the component securities held by the Underlier;

•	the composition of the Underlier;

•	the occurrence of certain events affecting the Underlier that may or may not require an anti-dilution adjustment;

•	the exchange rates between the U.S. dollar and the non-U.S. currencies that the component securities held by the Underlier are traded in;

•	interest rates and yields in the market generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlier, the Tracked Index or the markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Underlier Return May Be Less Than the Return of the Underlier on the Stated Maturity Date or at Other Times During the Term of the Notes

Because the Underlier Return is calculated based on the Closing Level of the Underlier on the Determination Date, the return of the Underlier, measured on the Stated Maturity Date or at certain times during the term of the notes, could be greater than the Underlier Return. This difference could be particularly large if there is a significant increase in the Closing Level after the Determination Date, if there is a significant decrease in the Closing Level before the Determination Date or if there is significant volatility in the Closing Level during the term of the notes (especially on dates near the Determination Date). For example, if the Closing Level increases or remains relatively constant during the initial term of the notes and then decreases below the Initial Underlier Level prior to the Determination Date, the Underlier Return may be significantly less than if it were calculated on a date earlier than the Determination Date. In this circumstance, you may receive a lower Cash Settlement Amount than you would have received if you had invested directly in the components of the Underlier.

Trading and Other Transactions by Us, the Placement Agent or Our or Its Affiliates in the Equity and Equity Derivative Markets May Impair the Value of the Notes

We, the placement agent or our or its affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, the placement agent or our or its affiliates may also engage in trading in instruments linked or related to the Underlier on a regular basis as part of our or its general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the price of the Underlier and, therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we, the placement agent or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We, the placement agent or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlier. To the extent we, the placement agent or our or its affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our, the placement agent’s or our or its affiliates’ interests with respect to such products may be adverse to those of the holders of the notes. Introducing competing products into the marketplace in this manner could adversely affect the price of the Underlier and the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes. Furthermore, if the placement agent from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that placement agent may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to any compensation that the placement agent receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the placement agent to sell the notes to you in addition to any compensation they would receive for the sale of the notes.

We May Sell an Additional Aggregate Face Amount of Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the Original Issue Price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount. In addition, the impact of the Buffer Level and the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Cap Level will reduce your potential return in the notes than would have been the case for notes purchased at the Face Amount or at a discount to the Face Amount. Similarly, if you purchase your notes at a premium to the Face Amount, the Buffer Level will not offer the same measure of protection to your investment as would have been the case for notes purchased at the Face Amount or at a discount to the Face Amount.

We, the Placement Agent or Our or Its Affiliates May Publish Research, Express Opinions or Provide Recommendations That Are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Adversely Affect the Price of the Underlier and the Value of the Notes

We, the placement agent or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the price of the Underlier and the value of the notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, the placement agent or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlier.

Our Actions as Calculation Agent and Our Hedging Activity and Those of the Placement Agent May Adversely Affect the Value of the Notes

We and our affiliates, and/or the placement agent and its affiliates, play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. We are also the Calculation Agent for the notes. In performing these roles, our economic interests and those of our affiliates as well as the economic interests of the placement agent and its affiliates are potentially adverse to your interests as an investor in the notes. The Calculation Agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The Calculation Agent also has some discretion about certain adjustments to the Share Adjustment Factor as well as in determining whether a market disruption event has occurred. Any determination by the Calculation Agent could adversely affect the return on the notes.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected.

Even if the treatment of the notes as prepaid financial contracts is respected, purchasing a note could be treated as entering into a “constructive ownership transaction.” In that case, all or a portion of any long-term capital gain you would otherwise recognize on the maturity or disposition of the note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain,” and a notional interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period you held the note.

As described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Underlier

The iShares® MSCI Emerging Markets ETF is an exchange-traded fund (the “Underlier”) managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the Underlier. The Underlier seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the MSCI Emerging Markets IndexSM (the "Tracked Index"). The Tracked Index is designed to measure equity market performance in the global emerging markets. Shares of the Underlier trade on NYSE Arca under the ticker symbol “EEM UP.” It is possible that the Underlier may not fully replicate or may in certain circumstances diverge significantly from the performance of the Tracked Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in the Underlier, the fees and expenses of the Underlier or due to other circumstances.

This is only a summary of the iShares® MSCI Emerging Markets ETF. For more information on the iShares® MSCI Emerging Markets ETF, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “Exchange Traded Funds — iShares® MSCI Emerging Markets ETF” in the accompanying underlying supplement No. 1 dated August 17, 2015. For more information on the MSCI Emerging Markets IndexSM, please see the section entitled “The MSCI Indices — The MSCI Emerging Markets IndexSM” in the accompanying underlying supplement No. 1 dated August 17, 2015.

Historical Information

The following graph and table set forth the historical performance of the iShares® MSCI Emerging Markets ETF based on its daily closing prices from January 21, 2011 through January 21, 2016. The closing price of the Underlier on January 21, 2016 was $28.36. The dotted line in the graph below shows the closing price that would result in a percentage decline from the closing price of $28.36 on January 21, 2016 that is equal to the Buffer Amount of 15.00%. We obtained the historical closing prices below from Bloomberg L.P. and we have not participated in the preparation of, or verified, such information.

The historical closing prices of the Underlier should not be taken as an indication of future performance and no assurance can be given as to the Closing Level on the Determination Date. We cannot give you assurance that the performance of the Underlier will result in the return of any of your initial investment.

Quarterly High, Low and Closing Prices of the Underlier

	High	Low	Close
2011
Quarter ended March 31	$48.69	$44.63	$48.69
Quarter ended June 30	$50.21	$45.50	$47.60
Quarter ended September 30	$48.46	$34.95	$35.07
Quarter ended December 31	$42.80	$34.36	$37.94
2012
Quarter ended March 31	$44.76	$38.23	$42.94
Quarter ended June 30	$43.54	$36.68	$39.19
Quarter ended September 30	$42.37	$37.42	$41.32
Quarter ended December 31	$44.35	$40.14	$44.35
2013
Quarter ended March 31	$45.20	$41.80	$42.78
Quarter ended June 30	$44.23	$36.63	$38.57
Quarter ended September 30	$43.29	$37.34	$40.77
Quarter ended December 31	$43.66	$40.44	$41.77
2014
Quarter ended March 31	$40.99	$37.09	$40.99
Quarter ended June 30	$43.95	$40.82	$43.23
Quarter ended September 30	$45.85	$41.56	$41.56
Quarter ended December 31	$42.44	$37.73	$39.29
2015
Quarter ended March 31	$41.07	$37.92	$40.13
Quarter ended June 30	$44.09	$39.04	$39.62
Quarter ended September 30	$39.78	$31.32	$32.78
Quarter ended December 31	$36.29	$31.55	$32.19
2016
Quarter ending March 31 (through January 21, 2016)	$31.38	$28.25	$28.36

Supplemental Plan of Distribution (Conflicts of Interest)

DBSI, acting as agent for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of 0.00% or $0.00 per Face Amount of notes. DBSI will sell all of the notes that it purchases from us to an unaffiliated dealer at the Original Issue Price indicated on the cover of this pricing supplement. DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Settlement

We expect to deliver the notes against payment for the notes on the Original Issue Date indicated above, which will be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the Indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of January 1, 2016, filed as an exhibit to the opinion of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated as of January 1, 2016, which has been filed by the Issuer on Form 6-K dated January 4, 2016.